SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. __________)1


                          ADVANCED RADIO TELECOM CORP.
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                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.001
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                           (Title Class of Securities)


                                  00743 U 10 1
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                                 (CUSIP Number)

                             Timothy R. Graham, Esq.
                  Executive Vice President and General Counsel
                          WinStar Communications, Inc.
                      230 Park Avenue, New York, NY 10169
                                  212-584-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 24, 1998
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 6 Pages

--------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.    00743U 10 1                           Page   2   of   6   Pages
          -----------------------                       -----    -----

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 WinStar Communications, Inc.
                  13-3585278
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                       (b)|_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

                 00-See Item 3
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                     |_|

                N/A
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
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                            7        SOLE VOTING POWER

         NUMBER OF          --------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                  3,313,864
         OWNED BY           --------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON            --------------------------------------------------
           WITH             10       SHARED DISPOSITIVE POWER

                                     3,313,864
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,313,864 - See Item 5
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.9%
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14        TYPE OF REPORTING PERSON*

                     CO
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                                Page 2 of 6 Pages

                                  SCHEDULE 13D


CUSIP No.    00743U 10 1                          Page   3   of   6   Pages
          -----------------------                       -----    -----

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 WINSTAR LHC1 LLC
                  13-3585278
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|X|
                                                                        (b)|_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                 00-See Item 3
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                     |_|

                 N/A
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF            ------------------------------------------------
          SHARES              8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                          3,313,864
           EACH               ------------------------------------------------
         REPORTING            9       SOLE DISPOSITIVE POWER
          PERSON
           WITH               ------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                        3,313,864
------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,313,864 - See Item 5
------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.9%
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     OO
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                                Page 3 of 6 Pages

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.001 par value per share, of Advanced Radio Telecom Corp. (the "Issuer"), a Delaware corporation having principal executive offices at 500 108th Avenue N.E., Bellevue, Washington 98004.


Item 2.   Identity and Background.

     (a)  Name.  This  Schedule  is  filed  by  WinStar   Communications,   Inc.
("WinStar") and WinStar LHC1 LLC (the "LLC").

     (b) State of Formation and Citizenship. WinStar is a Delaware corporation. The LLC is a New York limited liability company.

     (c) Business Address. The business address of each of WinStar and the LLC is 230 Park Avenue, New York, New York 10169.

     (d) Principal Business. WinStar is primarily engaged in the business of providing facilities-based voice and data telecommunications services to businesses and other customers in major metropolitan areas throughout the United States. The LLC has been formed to acquire the shares of common stock of the Issuer which are reported in this statement. The LLC is a wholly owned subsidiary of WinStar. WinStar is the sole member of the LLC.

     (e) During the last five years, neither WinStar nor the LLC nor any of their executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the last five years, neither WinStar nor the LLC nor any of their executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining any of such persons from engaging in future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or other Consideration.

     The consideration to be used by the LLC to acquire the shares of common stock of the Issuer to which this statement relates will be shares of common stock, par value $.01 per share, of WinStar, which will be issued by WinStar in satisfaction of a capital contribution to the LLC.

Item 4.   Purpose of Transaction.

     The LLC will acquire the common stock of the Issuer with the present intention of making an investment in the Issuer and not with the present intention of acquiring or influencing control of the Issuer's business.

     After the acquisition of the common stock, the LLC intends from time to time to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the LLC will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time.

     If the LLC, WinStar or other affiliates of WinStar believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, the LLC may dispose of such shares or the LLC, WinStar or other affiliates of WinStar may acquire additional shares or take other actions if market conditions or other business considerations, in the judgment of the LLC, WinStar or any such affiliate, warrant. Such additional acquisitions may be effected through open market purchases, privately

                                Page 4 of 6 Pages
negotiated transactions, tender offers to existing holders or through direct negotiation with the Issuer. Such further acquisitions, dispositions or other actions may or may not result in (i) an extraordinary business transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iii) a change in the present board of directors or management of the Issuer, (iv) a material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) changes in the Issuer's charter or bylaws that may impede the acquisition of control of the Issuer by any person, (vii) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to the foregoing.


Item 5.   Interest in Securities of the Issuer.

     As of the date of this Schedule, neither WinStar nor the LLC or any other subsidiary of WinStar owns any securities of the Issuer. On April 24, 1998, WinStar and the LLC, and in the case of the agreement referred to in paragraph
(b) below, with WinStar LHC2 LLC, a New York limited liability company and wholly owned subsidiary of WinStar, entered into the following agreements to acquire an aggregate of up to 3,313,864 shares of common stock of the Issuer (14.9% of the outstanding shares of common stock of the Issuer on March 25, 1998, as reported by the Issuer in its Annual Report on Form 10-K for its fiscal year ended December 31, 1997):

     (a) Agreement with James J. Pinto with respect to 555,000 shares of common stock of the Issuer.

     (b) Agreement and Plan of Reorganization with Landover Holdings Corporation ("LHC") and Laurence S. Zimmerman, with respect to 2,758,864 shares of common stock of Issuer (and certain other assets of LHC which will be acquired by WinStar LHC2 LLC).

     The consummation of the transactions contemplated by each of such agreements is subject to the fulfillment or waiver of certain conditions usual to such transactions, including determination that such transactions will not cause a "Common Stock Event" under the Rights Agreement dated June 20, 1997 between the Issuer and Continental Stock Transfer & Trust Company and, in the case of the agreement described in paragraph (b) above, expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     Based upon the last sale price the common stock of WinStar reported on the Nasdaq National Market on April 24, 1998, the price per share of common stock of the Issuer to be paid by the LLC will be $17.39. Such price is subject to adjustment in certain circumstances as set forth in each of the agreements described above.

     WinStar and the LLC will share power to vote and to dispose of or to direct the disposition of the shares of common stock of the Issuer to be acquired by the LLC. WinStar, as the sole member of the LLC, has the power to control the activities of the LLC. In such capacity, WinStar will also have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer to be acquired by the LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Please refer to Item 5 for a description of the agreements pursuant to which the LLC has agreed to purchase shares of common stock of the Issuer, which are filed as exhibits to this statement. Pursuant to such agreements, among other things, each of the selling parties has agreed, for a period from the date of such agreements until two years from either the date the transactions contemplated thereby are consummated or earlier termination of the agreement to which such selling party is a party, not to, directly or indirectly, either alone or in concert with others, acquire or make any proposal to acquire, for its own account, by purchase or otherwise, any voting securities, options, warrants or securities convertible into or exercisable or exchangeable for voting securities of the Issuer.

                                Page 5 of 6 Pages

Item 7.           Materials to be Filed as Exhibits.

     1. Stock Purchase Agreement dated April 24, 1998, among WinStar, the LLC and James J. Pinto.

     2. Agreement and Plan of Reorganization dated April 24, 1998, among WinStar, the LLC, WinStar LHC2 LLC, LHC and Laurence S. Zimmerman.


     3. Indemnity Agreement dated April 24, 1998, among WinStar, the LLC, WinStar LHC2 LLC, LHC and Laurence S. Zimmerman.


                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 4, 1998

                                      WINSTAR COMMUNICATIONS, INC.


                                           /s/ Timothy R. Graham
                                      By:___________________________________
                                         Timothy R. Graham
                                         Title:  Executive Vice President


                                      WINSTAR LHC1 LLC
                                      By:      WinStar Communications, Inc.,
                                               Member


                                           /s/ Timothy R. Graham
                                      By:___________________________________
                                         Timothy R. Graham
                                         Title:  Executive Vice President


                                Page 6 of 6 Pages